Newsrelease

NABI

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

June 6, 2006

Increase in small investor shareholding

Shareholder Mr. Tamás Korányi has informed the Company of the increase in his NABI Rt. shareholding to 11.128 %.

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For further information, contact
Rita Szalay
Phone: +361-401-7100 or e-mail szalayr@nabi.hu